UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of

U.S.$200,000,000 0.250 per cent. Global Notes due 10 July 2023
(to be consolidated and form a single series with the Bank's U.S.$1,500,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 10 July 2020, U.S.$120,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 27 August 2020, U.S.$100,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 8 September 2020, U.S.$50,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 15 October 2020, U.S.$100,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 28 October 2020, U.S.$130,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 29 October 2020 and U.S.$100,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 30 October 2020)

by the European Bank for Reconstruction and Development pursuant to its
EUR45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 2 June 2021

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("**U.S.$**") 200,000,000 0.250 per cent. Global Notes due 10 July 2023 (to be consolidated and form a single series with the Bank's U.S.$1,500,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 10 July 2020, U.S.$120,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 27 August 2020, U.S.$100,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 8 September 2020, U.S.$50,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 15 October 2020, U.S.$100,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 28 October 2020, U.S.$130,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 29 October 2020 and U.S.$100,000,000 0.250 per cent. Global Notes due 10 July 2023 issued on 30 October 2020) (the "**Notes**") of the European Bank for Reconstruction and Development (the "**Bank**") pursuant to the Bank's EUR45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 2 June 2021 (together, the "**Offering Circular**").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 2 June 2021 (the "**Purchaser's Confirmation**") provided by Morgan Stanley & Co. International plc ("**Morgan Stanley**") pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), Morgan Stanley has agreed to purchase the Notes. The obligations of Morgan Stanley are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.138%[1]	0.009%	100.129%[1]
Total	U.S.$200,276,000[1]	U.S.$18,000	U.S.$200,258,000[1]

(1)   Plus 144 days' accrued interest on the principal amount of the Notes from (and including) 10 January 2021 to (but excluding) 4 June 2021 in the amount of U.S.$200,000,000 such that the aggregate net proceeds of the Bank will be U.S.$200,458,000.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Morgan Stanley has agreed to pay the fees and expenses of its own legal advisers, any fees and expenses of Citibank, N.A. and any paying agents, any expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of any publicity agreed by the Bank in connection with the issue of the Notes (if any), and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
         (ii)   The Purchaser's Confirmation dated 2 June 2021.
         (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
         (ii)   The Supplementary Offering Circular dated 22 July 2019.**
         (iii)   The Pricing Supplement dated 2 June 2021.

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*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.